J. Benjamin English • Richmond Office (804) 771-9544 • benglish@hf-law.com

July 27, 2006

VIA FACSIMILE & U.S. MAIL

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and

Exchange Commission

100 F Street, N.E.

Mail Stop #4561

Washington, D.C. 20549

Re:	ARC Corporate Realty Trust, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
Form 10-Q for Fiscal Quarter Ended March 31 2006
Filed May 10, 2006
File No. 0-50727

Dear Ms. van Doorn:

The Company has received your letter dated July 19, 2006 with respect to the above-referenced filing made by the Company. For convenience of reference, the comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the response by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 5. Investment in Triangle Plaza II, page 44

1.	We note that the most recent financial information available for Triangle Plaza II is as of September 30, 2005 in both this filing and your Form 10-Q for the quarter ended March 31, 2006, Please tell us your basis for continuing to report equity in earnings of Triangle Plaza for these periods despite the lack of available financial information. Refer paragraph 19(g) of APB 18

July 27, 2006

Response: Although the Company has been unable to obtain current financial statements for Triangle Plaza II, the Company can accurately determine the information necessary to continue to report equity in the earnings of this investment.

The property owned by Triangle Plaza II is leased to two large tenants pursuant to “triple net” leases. The Company has copies of the leases, which enable the Company to determine the rental income. The Company has no obligation to pay any operating expenses of the property due to the triple net nature of the leases, under which all operating expenses are paid by the tenants. The Company also has the mortgage documents and amortization schedule for the debt on the property, which enables the Company to determine the interest expense for the period in question. Other expenses such as depreciation and amortization have been unchanged for the last five years, and there is no basis for any change in these expenses.

Hence, despite its inability to obtain current financial statements for this investment, the Company can determine with a high degree of certainty the equity in earnings allocable to the Company with respect to its investment in Triangle Plaza II.

If you have any questions concerning this response, please call me at (804) 771-9544 or Mr. Ambrosi at (973) 249-1000.

Sincerely,

J. Benjamin English

cc:	Robert J. Ambrosi (via facsimile)